Audited Financial Statements and Supplemental Schedules

Jefferson-Pilot Corporation Teamshare Plan

Years ended December 31, 2003 and 2002
with Report of Independent Registered Public Accounting Firm





                           Jefferson-Pilot Corporation
                                 Teamshare Plan

                          Audited Financial Statements
                           and Supplemental Schedules


                     Years ended December 31, 2003 and 2002




                                    CONTENTS


Report of Independent Registered Public Accounting Firm                        1

Audited Financial Statements

Statements of Net Assets Available for Benefits                                2
Statements of Changes in Net Assets Available for Benefits                     3
Notes to Financial Statements                                                  4


Supplemental Schedules

Schedule H Line 4i - Schedule of Assets (Held at End of Year)                 10
Schedule H Line 4j - Schedule of Reportable Transactions                      11





             Report of Independent Registered Public Accounting Firm


To the Plan Administrator and Participants
Jefferson-Pilot Corporation Teamshare Plan

We have audited the accompanying statements of net assets available for benefits of Jefferson-Pilot Corporation Teamshare Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

June 18, 2004



                           Jefferson-Pilot Corporation
                                 Teamshare Plan

                 Statements of Net Assets Available for Benefits


                                                    DECEMBER 31
                                                2003           2002
                                            ---------------------------
ASSETS
Investments, at fair value                  $117,506,371   $ 82,559,297


Investments, at contract value                12,847,600     12,570,914

Receivables:
 Employer's matching contribution                  6,309          6,437
 Employer's gainshare contribution             1,471,821      1,503,618
 Participants' contributions                      88,645         96,247
 Loan interest                                         -          1,452
                                            ---------------------------
Total receivables                              1,566,775      1,607,754
                                            ---------------------------
Total assets                                 131,920,746     96,737,965

LIABILITIES
Excess contributions payable                         314              -
                                            ---------------------------
Net assets available for benefits           $131,920,432   $ 96,737,965
                                            ===========================


See accompanying notes.




                           Jefferson-Pilot Corporation
                                 Teamshare Plan

           Statements of Changes in Net Assets Available for Benefits


                                               YEAR ENDED DECEMBER 31
                                                  2003        2002
                                            ----------------------------
ADDITIONS
Investment income:
Interest                                    $    609,419   $    598,470


Net appreciation in fair value of
 investments                                  26,423,004              -

Contributions:
 Participants                                 11,084,969     10,678,398
 Rollovers                                       631,315        502,482
 Employer matching                               690,196        774,936
 Gainshare                                     1,471,821      1,503,618
                                            ----------------------------
                                              13,878,301     13,459,434
                                            ----------------------------

Total additions                               40,910,724     14,057,904

DEDUCTIONS
Benefits paid to participants                  5,577,093      5,722,170
Administrative expenses                          151,164        148,759
                                            ----------------------------
                                               5,728,257      5,870,929
                                            ----------------------------

Net depreciation in fair value of
 investments                                           -     17,073,743
                                            ----------------------------
Total deductions                               5,728,257     22,944,672

Net increase (decrease)                       35,182,467     (8,886,768)
Net assets available for benefits:
 Beginning of year                            96,737,965    105,624,733
                                            ----------------------------
 End of year                                $131,920,432   $ 96,737,965
                                            ============================



See accompanying notes.



                           Jefferson-Pilot Corporation
                                 Teamshare Plan

                          Notes to Financial Statements

                                December 31, 2003

1. DESCRIPTION OF PLAN

The following description of the Jefferson-Pilot Corporation (the "Company") Teamshare Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution and profit sharing plan covering all employees and career agents of the Company and the following subsidiaries (collectively, the "Plan Sponsor") who are age twenty-one or older with one year of service:

     Jefferson-Pilot Life Insurance Company
     Jefferson-Pilot Communications Company
     Jefferson-Pilot Communications Company of Virginia
     WCSC, Inc.
     Jefferson Pilot Financial Insurance Company
     Jefferson Pilot Securities Corporation

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Company serves as Plan administrator and named fiduciary.

CONTRIBUTIONS

Eligible participants may contribute up to 70% of pre-tax compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. The Company matches 10% of a participant's total pre-tax contributions for the Plan year that do not exceed 6% of a participant's compensation for the portion of the year during which the participant elected to make pre-tax contributions.






1. DESCRIPTION OF PLAN (CONTINUED)

Gainshare contributions are subject to approval by the Compensation Committee of the Company's Board of Directors. Gainshare contributions are made by the Plan Sponsor on behalf of participants (1) who meet certain eligibility requirements specified in the Plan agreement and (2) whose employer,
business unit and, if applicable,   business  subunit  satisfy  predetermined
financial performance standards, in amounts of up to 4% of compensation.

Employees in Puerto Rico and the U.S. Virgin Islands are not eligible for pre-tax or matching contributions, but may participate in Gainshare contributions when the eligibility requirements and performance standards are met.

Gainshare contributions for 2003 and 2002 were disbursed 50% in cash and 50% in the Jefferson-Pilot Common Stock Fund. For individual Gainshare amounts of $200 and less, the total was disbursed in the Jefferson-Pilot Common Stock Fund.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based upon participant earnings as defined in the Plan document. Investment income, including net (depreciation) appreciation in value of the Plan's investments, is allocated to individual participant accounts in the same ratio that the value of the individual account bears to the sum of the values of all participants' accounts. Forfeited balances of terminated participants' nonvested accounts are used to reduce Company Gainshare contributions and to pay administrative expenses. The balance of forfeited nonvested accounts was $266,747 and $56,674 for 2003 and 2002, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of service. A participant is 100% vested after three years of credited service.








1. DESCRIPTION OF PLAN (CONTINUED)

PARTICPANT LOANS

Participants may borrow from their accounts if (1) there is an immediate and heavy financial need and (2) at least two years have elapsed since the member first made contributions to the Plan. Participant loans may range from a minimum amount of $1,000 up to a maximum amount equal to the lesser of (1) 50% of their vested account balance or (2) $50,000 reduced by the highest outstanding balance of prior loans from the Plan or any other qualified retirement plan maintained by a sponsoring employer during the one-year period ending on the day prior to the loan. Loan terms range from 1 - 5 years. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime lending rate reported in the Wall Street Journal on the last business day of the calendar quarter, plus one percentage point. Principal and interest are paid ratably through weekly, bi-weekly or bi-monthly payroll deductions.

PAYMENT OF BENEFITS

Upon termination of service, a participant may receive the vested value of his/her account in either a lump sum payment, periodic installments in substantially equal amounts for a period not to exceed 15 years or direct rollover to an eligible retirement plan. Distributions from the Jefferson-Pilot Common Stock Fund may be distributed in cash or in shares of the Company's common stock, if so elected.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION

The Plan's investments in mutual funds and common stock are stated at fair value based on quoted market prices. The investment contract is stated at contract value, representing contributions made to the Fund, plus earnings credited, less benefits paid and any expense charges. The participant loans are valued at their outstanding balances, which approximate fair value.



2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

During 2003 and 2002, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                  NET REALIZED AND
                                                     UNREALIZED
                                                    APPRECIATION
                                                 (DEPRECIATION) IN
                                                   FAIR VALUE OF
                                                    INVESTMENTS
                                             --------------------------
                                               YEAR ENDED DECEMBER 31
                                                 2003         2002
                                             --------------------------
Mutual Funds                                 $12,433,491  $(10,338,128)
Common Stock                                  13,989,513    (6,735,615)
                                             --------------------------
                                             $26,423,004  $(17,073,743)
                                             ==========================

Investments that represent 5% or more of net assets are as follows:

                                                    DECEMBER 31
                                                 2003         2002
                                             --------------------------
Investments at fair value:
   Jefferson-Pilot Common Stock*             $51,768,802  $ 37.480,675
   Fidelity Advisor Equity-Income Fund        16,011,465    11,733,712
   MFS Capital Opportunities Fund             12,905,708     9,247,094
   Franklin Small-Mid Cap Growth Fund          8,887,636             -
   Evergreen Equity Index Fund                 9,722,470           -
   PIMCO Total Return                                  -     5,107,798
   Munder Index 500 Fund                               -     6,627,285
   JP Life Guaranteed Account                 12,847,600    12,570,914

*Nonparticipant-directed



3. INVESTMENTS (CONTINUED)

The average yield of the JP Life Guaranteed Fund for 2003 and 2002 approximated 4.10% and 4.85%, respectively, and the crediting interest rates as of December 31, 2003 and 2002 were 3.85% and 4.60%, respectively. Crediting interest rates are normally adjusted annually and a minimum crediting rate of 3.5% applies. The fair value approximates contract value.

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

                                                     DECEMBER 31
                                                  2003         2002
                                             --------------------------
Investments, at fair value:
   Jefferson-Pilot Common Stock               $51,768,802  $37,480,675

                                                          YEAR ENDED
                                                      DECEMBER 31, 2003
                                                     ------------------
Change in net assets:
   Contributions                                           $ 4,428,013
   Transfers to participant directed
      investments                                           (2,258,678)
   Net realized and unrealized appreciation
      in fair value                                         13,989,513
   Loan principal                                              (99,276)
   Loan interest                                                22,200
   Forfeiture receipts                                             396
   Distributions to participants                            (1,794,041)
                                                     ------------------
                                                           $14,288,127
                                                     ==================


5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated February 6, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

6. ADMINISTRATION AND PLAN EXPENSES

The Plan provides that investment and administrative expenses of the Plan will be paid from the Plan's assets unless paid by the Sponsor. During 2003 and 2002, most expenses associated with the Plan were paid for by the Sponsor.

7. RELATED PARTY TRANSACTIONS

The Plan invests in common stock of Jefferson-Pilot Corporation and a Jefferson-Pilot Life Insurance Company managed guaranteed fund.

8. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.





                             SUPPLEMENTAL SCHEDULES







                           Jefferson-Pilot Corporation
                                 Teamshare Plan
                        EIN: 56-0896180  Plan Number: 002

                               Schedule H, Line 4i
                    Schedule of Assets (Held At End of Year)

                                December 31, 2003


                                   (C)
                         DESCRIPTION OF INVESTMENT,
           (B)            INCLUDING MATURITY DATE,
    IDENTITY OF ISSUE,       RATE OF INTEREST,                          (E)
     BORROWER, LESSOR       COLLATERAL, PAR OR           (D)          CURRENT
(A)  OR SIMILAR PARTY         MATURITY VALUE            COST           VALUE
-------------------------------------------------------------------------------

 *   Jefferson-Pilot
      Corporation          Common Stock              $43,249,232   $ 51,768,802
     Fidelity Advisor      Equity-Income Fund             +          16,011,465
     Templeton             Foreign Fund                   +           6,371,667
     Franklin Advisor      Small-Mid Cap Growth Fund      +           8,887,636
     PIMCO                 Money Market Fund              +           1,149,061
     PIMCO                 Total Return Fund              +           5,935,139
     MFS                   Capital Opportunities Fund     +          12,905,708
     Evergreen             Equity Index Fund              +           9,722,470
     America               Growth Fund of America         +             739,224
     PIMCO                 Small Cap Value Fund           +             391,132
     Salomon Brothers      Cash Management                +              69,911
     Salomon Brothers      Short Term Bond Fund           +             211,615
     Principal             Limited Term Bond Fund         +             279,752
     Eaton Vance           Government Obligations
                            Fund                          +             276,568
     John Hancock          Bond Fund                      +             143,582
     Weiss, Peck and Greer Money Market Fund              +             896,319
     Pioneer               Money Market Fund              +             266,747
                                                                   ------------
                                                                    116,026,798

 *   JP Life Guaranteed
      Account              Investment contract, 3.85%     +          12,847,600
     Participant Loans     Interest rates ranging
                            from 5.00-12.50%                          1,479,573
                                                                   ------------
                                                                   $130,353,971
                                                                   ============

*Represents party-in-interest.

+  Cost information is not presented, as investment is participant directed




                           Jefferson-Pilot Corporation
                                 Teamshare Plan
                        EIN: 56-0896180  Plan Number: 002

                               Schedule H, Line 4j
                       Schedule of Reportable Transactions

                          Year ended December 31, 2003



                                   (B)                                                       (H)
                          DESCRIPTION OF ASSET                                             CURRENT         (I)
           (A)             INCLUDING INTEREST        (C)         (D)          (G)         VALUE OF         NET
    IDENTITY OF PARTY     RATE AND MATURITY IN    PURCHASE     SELLING        COST        ASSET ON       GAIN OR
        INVOLVED             CASE OF A LOAN        PRICE        PRICE       OF ASSET  TRANSACTION DATE    LOSS
----------------------------------------------------------------------------------------------------------------

            Category (iii) - Series of transactions in excess of 5% of plan assets
            ----------------------------------------------------------------------

Jefferson-Pilot
Corporation               Common Stock
                          Purchases              $5,227,277  $        -   $5,227,277    $5,227,277      $     -
                          Sales                           -   4,928,663    4,869,483     4,928,663       59,180



There were no category (i), (ii) or (iv) reportable transactions during 2003.

Columns (e) and (f) are not applicable.